Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended June 28, 2026

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	June 28 2026	March 31 2026
ASSETS	12
Current assets
Cash and cash equivalents		$198,933	$284,957
Accounts receivable	18	510,962	523,738
Income tax receivable		14,922	10,356
Contract assets	18	447,137	436,847
Inventories	4	304,859	295,206
Deposits, prepaids and other assets	5	96,605	94,873
		1,573,418	1,645,977
Assets held for sale	8	61,415	60,302
		1,634,833	1,706,279
Non-current assets
Property, plant and equipment	17	260,032	259,791
Right-of-use assets	6, 17	145,776	147,054
Long-term deposits	5	3,726	3,710
Other assets	7	6,707	4,464
Goodwill		1,414,437	1,399,253
Intangible assets	17	692,257	704,210
Deferred income tax assets	14	126,213	115,269
		2,649,148	2,633,751
Total assets		$4,283,981	$4,340,030
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	12	$850	$6,744
Accounts payable and accrued liabilities		607,342	622,436
Income tax payable		28,491	34,123
Contract liabilities	18	299,115	307,306
Provisions	11	27,994	32,100
Current portion of lease liabilities	6	36,891	35,202
Current portion of long-term debt	12	175	173
		1,000,858	1,038,084
Non-current liabilities
Employee benefits		26,023	26,075
Long-term provisions	11	2,163	468
Long-term lease liabilities	6	118,391	119,486
Long-term debt	12	1,234,465	1,274,552
Deferred income tax liabilities	14	77,305	80,462
Other long-term liabilities	7	21,990	21,445
		1,480,337	1,522,488
Total liabilities		$2,481,195	$2,560,572
Commitments and contingencies	12, 16
EQUITY
Share capital	13	$853,488	$852,805
Contributed surplus		34,985	30,758
Accumulated other comprehensive income		190,237	171,573
Retained earnings		722,312	722,621
Equity attributable to shareholders		1,801,022	1,777,757
Non-controlling interests		1,764	1,701
Total equity		1,802,786	1,779,458
Total liabilities and equity		$4,283,981	$4,340,030

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended	Note	June 28 2026	June 29 2025

Revenues	17, 18	$693,721	$736,720

Operating costs and expenses
Cost of revenues		503,770	516,870
Selling, general and administrative		154,022	151,135
Restructuring costs	11	5,658	2,493
Stock-based compensation	15	6,057	8,439

Earnings from operations		24,214	57,783

Net finance costs	19	20,719	25,641

Income before income taxes		3,495	32,142

Income tax expense	14	3,750	7,876

Net income (loss)		$(255)	$24,266

Attributable to
Shareholders		$(309)	$24,117
Non-controlling interests		54	149
		$(255)	$24,266

Earnings (loss) per share attributable to shareholders
Basic and diluted	20	$—	$0.25

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

For the three months ended		June 28 2026	June 29 2025
Net income (loss)		$(255)	$24,266

Other comprehensive income (loss):

Items to be reclassified subsequently to net income (loss):

Currency translation adjustment (net of income taxes of $nil)		23,445	(28,926)

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	10	(6,086)	12,354
Tax impact		1,537	(3,113)

Loss transferred to net income (loss) for derivatives designated as cash flow hedges	10	1,253	3,283
Tax impact		(307)	(819)

Cross-currency interest rate swap adjustment	10	(1,485)	2,045
Tax impact		371	(511)

Variable for fixed interest rate swap adjustment	10	19	1,388
Tax impact		(5)	(347)

Other comprehensive income (loss)		18,742	(14,646)

Comprehensive income		$18,487	$9,620

Attributable to
Shareholders		$18,424	$9,646
Non-controlling interests		63	(26)
		$18,487	$9,620

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Three months ended June 28, 2026
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2026	$852,805	$30,758	$722,621	$162,354	$9,219	$171,573	$1,701	$1,779,458
Net income (loss)	—	—	(309)	—	—	—	54	(255)
Other comprehensive income (loss)	—	—	—	23,436	(4,703)	18,733	9	18,742
Total comprehensive income (loss)	—	—	(309)	23,436	(4,703)	18,733	63	18,487

Stock-based compensation	—	4,392	—	—	—	—	—	4,392
Exercise of stock options	683	(165)	—	—	—	—	—	518
Hedging reserve reclassified to net income	—	—	—	—	(69)	(69)	—	(69)

Balance, as at June 28, 2026	$853,488	$34,985	$722,312	$185,790	$4,447	$190,237	$1,764	$1,802,786

Three months ended June 29, 2025
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2025	$842,015	$36,539	$660,368	$170,927	$(4,072)	$166,855	$3,580	$1,709,357
Net income	—	—	24,117	—	—	—	149	24,266
Other comprehensive income (loss)	—	—	—	(28,751)	14,280	(14,471)	(175)	(14,646)
Total comprehensive income (loss)	—	—	24,117	(28,751)	14,280	(14,471)	(26)	9,620

Purchase of non-controlling interest	—	—	(2,564)	—	—	—	(1,806)	(4,370)
Stock-based compensation	—	4,325	—	—	—	—	—	4,325
Exercise of stock options	549	(123)	—	—	—	—	—	426
Repurchase of common shares	(2,854)	—	(7,346)	—	—	—	—	(10,200)
Hedging reserve reclassified to net income	—	—	—	—	(138)	(138)	—	(138)

Balance, as at June 29, 2025	$839,710	$40,741	$674,575	$142,176	$10,070	$152,246	$1,748	$1,709,020

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

For the three months ended	Note	June 28 2026	June 29 2025

Operating activities
Net income (loss)		$(255)	$24,266
Items not involving cash
Depreciation of property, plant and equipment		9,673	8,404
Amortization of right-of-use assets	6	9,957	8,953
Amortization of intangible assets		20,601	19,957
Impairment of assets	9	7,088	—
Deferred income taxes	14	(10,866)	(22,014)
Other items not involving cash		(5,317)	(3,443)
Stock-based compensation	15	4,392	4,325
Change in non-cash operating working capital	21	(45,621)	115,334
Cash flows provided by (used in) operating activities		$(10,348)	$155,782

Investing activities
Acquisition of property, plant and equipment		$(8,024)	$(7,094)
Acquisition of intangible assets		(7,587)	(9,240)
Proceeds from disposal of property, plant and equipment		1,049	91
Cash flows used in investing activities		$(14,562)	$(16,243)

Financing activities
Bank indebtedness		$(5,906)	$(25,065)
Repayment of long-term debt		(50,067)	(175,023)
Proceeds from long-term debt		—	45,000
Proceeds from exercise of stock options		518	426
Purchase of non-controlling interest		—	(4,370)
Repurchase of common shares	13	—	(10,000)
Principal lease payments		(8,555)	(7,921)
Cash flows used in financing activities		$(64,010)	$(176,953)

Effect of exchange rate changes on cash and cash equivalents		1,738	76

Decrease in cash and cash equivalents		(87,182)	(37,338)

Cash and cash equivalents, beginning of period		284,957	225,947

Initial adoption of amendments to IFRS 9 on April 1, 2026		1,158	—

Cash and cash equivalents, end of period		$198,933	$188,609

Supplemental information
Cash income taxes paid		$24,933	$1,989
Cash interest paid		$15,928	$20,009

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly diversified base of customers.

The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three months ended June 28, 2026 were authorized for issue by the Board of Directors (the "Board") on August 5, 2026.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2026.

Standards adopted in fiscal 2027
The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company's annual consolidated financial statements for the year ended March 31, 2026, except as noted below:

(i) Adoption of amendments to IFRS 9 and IFRS 7

Effective April 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7, issued by the IASB in May 2024. These amendments clarify the timing of derecognition for financial liabilities settled through electronic payment systems, provide additional guidance on assessing the contractual cash flow characteristics of financial assets with a contingent feature, and introduce new disclosure requirements for equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments were adopted in accordance with the applicable transition provisions, which do not require the restatement of comparative period information.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The table below shows the initial impact of adopting these amendments.

	March 31,2026 as reported	Impact of amendments to IFRS 9	April 1, 2026 upon adoption of amendments to IFRS 9
Consolidated statements of financial position:
Cash and cash equivalents	$284,957	$1,158	$286,115
Accounts receivable	523,738	222	523,960
Accounts payable and accrued liabilities	622,436	1,380	623,816

Standards issued but not yet effective
A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2027, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. The Company reasonably expects the following standards to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. IFRS 18 introduces the following key changes:

•A revised structure for the consolidated statement of income, including new defined categories of income and expenses and required subtotals such as operating profit or loss and profit or loss before financing and income taxes;
•New presentation requirements for operating expenses, which must be presented directly on the face of the income statement and classified based on their nature, function, or a combination of both;
•Enhanced disclosure requirements related to management-defined performance measures, including explanations of how such measures are calculated and how they reconcile to amounts presented in the financial statements; and
•Additional guidance on the aggregation and disaggregation of information in the financial statements and the notes to improve the organization and presentation of financial information.

The standard is required to be applied retrospectively in both annual and interim financial statements starting in the fiscal year ending March 31, 2028.

The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are consistent with those disclosed in the Company's fiscal 2026 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

Tariffs: Management is monitoring the global tariff environment, including reciprocal measures from impacted jurisdictions. While some customers are evaluating capital spend, management has not seen any material impact on the Company's financial position, cash flows and operations. During the quarter, a refund process was initiated for tariffs imposed under the International Economic Powers Act ("IEEPA"). IEEPA tariff refunds received during the period have been recognized within cost of goods sold, consistent with the presentation of the original tariff-related costs in the interim condensed consolidated financial statements. The impact of the refunds recorded in the period do not have a material impact on the Company's interim condensed consolidated financial statements. Management will continue to monitor and assess the impact of the tariffs on its judgments, estimates, and amounts recognized in its interim condensed consolidated financial statements.

4. INVENTORIES

As at	June 28 2026	March 31 2026
Raw materials	$142,879	$140,322
Work in progress	100,032	91,466
Finished goods	61,948	63,418
	$304,859	$295,206

The amount charged to net income (loss) and included in cost of revenues for the write-down of inventories during the three months ended June 28, 2026 was $1,498 (three months ended June 29, 2025 - $2,299). The amount of inventories carried at net realizable value as at June 28, 2026 was $25,607 (March 31, 2026 - $20,992).

5. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	June 28 2026	March 31 2026
Prepaid assets	$48,555	$40,571
Restricted cash (i)	520	623
Supplier deposits (ii)	20,275	24,507
Investment tax credits receivable	22,584	23,448
Forward foreign exchange contracts	4,671	5,724
	$96,605	$94,873

(i) Restricted cash primarily consists of a pledged account for post-employment benefit payments.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(ii) As at June 28, 2026, the long-term portion of deposits was $3,726 (March 31, 2026 - $3,710), which is recorded in long-term deposits in the interim condensed consolidated statements of financial position.

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the three months ended June 28, 2026 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2026		$121,809	$25,245	$147,054
Additions		9,768	1,687	11,455
Amortization		(6,966)	(2,991)	(9,957)
Exchange and other adjustments		(2,578)	(198)	(2,776)
Balance, at June 28, 2026		$122,033	$23,743	$145,776

Changes in the balance of lease liabilities during the three months ended June 28, 2026 were as follows:

	Note
Balance, at March 31, 2026		$154,688
Additions		11,455
Interest		1,840
Payments		(10,395)
Exchange and other adjustments		(2,306)
Balance, at June 28, 2026		$155,282
Less: current portion		36,891
		$118,391

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three months ended June 28, 2026, the Company recognized an expense related to short-term and low-value leases of $1,081 in cost of revenues (June 29, 2025 - $1,116), and $570 (June 29, 2025 - $822) in selling, general and administrative expenses in the interim condensed consolidated statements of income (loss).

7. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	June 28 2026	March 31 2026
Cross-currency interest rate swap instruments (i), (iv)	$1,185	$—
Long-term investment tax credits (vi)	5,490	4,096
Long-term forward foreign exchange contracts (v)	—	335
Other	32	33
	$6,707	$4,464

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
Other long-term liabilities consist of the following:

As at	June 28 2026	March 31 2026
Cross-currency interest rate swap instruments (i)	$20,168	$20,406
Variable for fixed interest rate swap instruments (ii), (iii)	602	200
Long-term forward foreign exchange contracts (v)	485	108
Other	735	731
	$21,990	$21,445

(i) On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes ("U.S. Senior Notes"). The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company also entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on the $300,000 outstanding on the secured credit facility at that date to a fixed 4.044% interest rate. The terms of the hedging relationship will end on November 4, 2026. The current portion of the variable for fixed interest rate swap instrument is recorded in deposits, prepaids and other assets for asset balances, and in accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

On March 16, 2026, the Company discontinued hedge accounting on the $150,000 revolver portion of the credit facility due to a repayment of the hedged item. The $1,367 accumulated in other comprehensive income related to this portion of the hedge was transferred to the consolidated statements of income (loss) for the year ended March 31, 2026. The $150,000 term loan remains in the pre-existing hedging relationship.

(iii) On March 16, 2026, the Company entered into a forward-starting variable for fixed interest rate swap instrument to swap the variable interest rate on the $150,000 outstanding on the term loan to a fixed 3.264%. The terms of the hedging relationship will be effective November 4, 2026 and will end on November 4, 2028.

(iv) The current portion of the cross-currency interest rate swap instrument is recorded in deposits, prepaids and other assets on the interim condensed consolidated statements of financial position.

(v) The current portion of the forward foreign exchange contracts is recorded in deposits, prepaids and other assets for asset balances, and in accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

(vi) The current portion of the investment tax credits is recorded in deposits, prepaids and other assets on the interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
8. ASSETS HELD FOR SALE

The Company has classified the land, building and leaseholds associated with certain facilities in the U.S. and a facility in Germany as held for sale as part of the reorganization of the Company's transportation related business. The carrying value of assets classified as held for sale was $61,415 as at June 28, 2026 (March 31, 2026 – $60,302). Changes in the carrying value since March 31, 2026 were attributable to foreign exchange translation into the Company's presentation currency and not changes in the underlying carrying value of the properties. The assessed fair value, less costs to sell, of the assets exceeds the current carrying value and therefore no adjustments were recorded to the carrying value.

9. IMPAIRMENT OF INTANGIBLE ASSETS

The Company performed its annual intangible impairment tests in the fourth quarter of fiscal 2026. The impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units ("CGUs") were disclosed in the annual consolidated financial statements for the year ended March 31, 2026. On a quarterly basis the Company reviews for indicators of impairment of its CGUs.

Software-focused business CGUs

During the three months ended June 28, 2026, the Company performed an impairment assessment of certain intangible assets associated with its software-focused business CGUs due to a strategic repositioning in its product offerings in those businesses, resulting in an indicator of impairment. The recoverable amount of the CGU was determined using a value-in-use methodology, which incorporates management's estimates of future cash flows, and an appropriate discount rate reflecting the risks specific to the CGU. The projected cash flows were updated to reflect the expected impact of the strategic repositioning and changes in the anticipated demand profile of the affected products and services.

As a result of this analysis, the Company recognized an impairment charge of $7,088 against certain intangible assets. The impairment expense has been recorded within cost of revenues in the interim condensed consolidated statements of income (loss).

Sensitivity to changes in assumptions

For the impairment tests performed for the period ended June 28, 2026, the estimated recoverable amount is equal to its carrying value. Consequently, any adverse change in key assumptions could result in a further impairment loss. The key assumptions for the recoverable amount are disclosed below:

Growth rate - The rates used in the determination of the recoverable amount are based on market growth rates for the specific industry, updated for expected impact of the repositioning. Minor changes in the growth rate do not materially impact the impairment calculation.

Discount rate - The discount rate used was 12.5%, which was estimated based on the weighted average cost of capital for the CGUs. Minor changes in the discount rate do not materially impact the impairment calculation.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three months ended June 28, 2026 and the three months ended June 29, 2025, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets. The Company uses derivative instruments, including cross-currency interest rate swaps, interest rate swaps, and forward foreign exchange contracts, to manage exposure to foreign exchange rate and interest rate fluctuations. These derivative instruments are categorized as Level 2 in the fair value hierarchy with fair value determined using a discounted cash flow technique, incorporating inputs that are observable in the market or can be derived from observable market data. The Company does not have any Level 1 or Level 3 instruments.

During the three months ended June 28, 2026 and the three months ended June 29, 2025, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income (loss).

For the three months ended June 28, 2026, the Company recorded risk management losses of $7,055 (three months ended June 29, 2025 - gains of $3,346), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income (loss). Included in these amounts, during the three months ended June 28, 2026, were unrealized losses of $6,160 (three months ended June 29, 2025 - unrealized losses of $3,418), representing the change in fair value of forward derivative contracts. In addition, during the three months ended June 28, 2026, the Company realized foreign exchange losses of $895 (three months ended June 29, 2025 - realized gains of $6,764), related to forward derivative contracts which were settled.

11. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2026	$10,075	$19,750	$2,743	$32,568
Provisions made	351	5,658	4,228	10,237
Provisions used	(1,520)	(7,637)	(3,719)	(12,876)
Exchange adjustments	117	91	20	228
Balance, at June 28, 2026	$9,023	$17,862	$3,272	$30,157

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities including the realignment of the cost structure and capital needs of its

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
businesses. During the three months ended June 28, 2026, restructuring expenses of $5,658 were recorded in relation to these activities (June 29, 2025 - $2,493). The costs incurred related primarily to workforce reductions.

Included in the restructuring provisions are $2,163 of costs classified as long-term due to country-specific requirements for termination benefits (March 31, 2026 - $468).

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

12. BANK INDEBTEDNESS AND LONG-TERM DEBT

On December 4, 2025, the Company amended its Credit Facility, extending the maturity date to December 4, 2029. The Credit Facility consists of (i) a $900,000 secured committed revolving line of credit; and (ii) a fully drawn $150,000 secured term credit facility. The Company incurred transaction costs of $2,640, which were deferred and are being amortized over the term of the Credit Facility. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At June 28, 2026, the Company had utilized $150,000 under the Credit Facility, of which $150,000 was classified as long-term debt (March 31, 2026 - $200,000) and $nil by way of letters of credit (March 31, 2026 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 7). The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At June 28, 2026, all of the covenants were met.

The Company has additional credit facilities available of $111,832 (40,006 EUR, $24,000 U.S., 110,000 Thai Baht, 2,500 GBP, 5,000 CNY, $1,000 AUD and $1,825 CAD). The total amount outstanding on these facilities as at June 28, 2026 was $2,684, of which $850 was classified as bank indebtedness (March 31, 2026 - $6,744), $1,834 was classified as long-term debt (March 31, 2026 - $1,920) and $nil by way of letters of credit (March 31, 2026 - $nil). The interest rates applicable to the credit facilities range from

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
3.05% to 6.75% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At June 28, 2026, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see note 7).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of CAD senior unsecured notes ("CAD Senior Notes"). The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250, which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9,604 were deferred and are being amortized over the term of the CAD Senior Notes. At June 28, 2026, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	June 28 2026	March 31 2026
Other facilities	$850	$6,744

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(ii) Long-term debt

As at	June 28 2026	March 31 2026
Credit Facility	$150,000	$200,000
Senior Notes	1,097,288	1,087,954
Other facilities	1,834	1,920
Issuance costs	(14,482)	(15,149)
	1,234,640	1,274,725
Less: current portion	175	173
	$1,234,465	$1,274,552

Scheduled principal repayments and interest payments on long-term debt as at June 28, 2026 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$175	$59,436
One - two years	477	59,418
Two - three years	496,635	49,162
Three - four years	150,370	38,905
Four - five years	393	38,883
Thereafter	601,072	54,045
	$1,249,122	$299,849

13. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 18, 2025, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,225,621 common shares during the 12-month period ending December 21, 2026.

During the three months ended June 28, 2026, the Company purchased nil common shares under the current NCIB program. At June 28, 2026, a total of 8,225,621 common shares remained available for repurchase under the current NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $nil (March 31, 2026 - $200) of transaction costs related to taxes on the share repurchase (note 14).

The changes in the common shares issued and outstanding during the period presented were as follows:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

	Note	Number of common shares	Share capital
Balance, at March 31, 2026		96,997,452	$852,805
Exercise of stock options		18,449	683
Balance, at June 28, 2026		97,015,901	$853,488

14. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

For the three months ended	Note	June 28 2026	June 29 2025
Income before income taxes and non-controlling interest		$3,495	$32,142
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$926	$8,518

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		(8)	(454)
Non-taxable items net of non-deductible items		(1,366)	(2,214)
Change in unrecognized assets		3,135	1,450
Income taxed at different rates and statutory rate changes		1,472	1,076
Manufacturing and processing allowance and all other items		(409)	(500)
At the effective income tax rate of 107% (June 29, 2025 – 25%)		$3,750	$7,876

Income tax expense reported in the interim condensed consolidated statements of income (loss):
Current tax expense		$14,616	$29,890
Deferred tax recovery		(10,866)	(22,014)
		$3,750	$7,876

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$1,596	$(4,790)
Other items recognized through equity		1,679	(872)
Income tax charged directly to equity and goodwill		$3,275	$(5,662)

On May 2, 2024, the Canadian federal government tabled Bill C-69 for the first reading in Parliament. Bill C-69 includes revised provisions to implement the Global Minimum Tax Act ("GMTA") and other measures from the federal budget tabled on April 16, 2024. The GMTA introduces a 15% global minimum tax in Canada, aligning with the OECD Pillar Two regime. On June 20, 2024, Bill C-69 received Royal Assent, enacting the GMTA. Consequently, the impact of the GMTA is reflected in the interim condensed consolidated financial statements. During the three months ended June 28, 2026, the Company recognized income tax expense related to Pillar Two income taxes of $167 (June 29, 2025 - $573), in the interim condensed consolidated statement of income (loss).

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 13).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
15. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income (loss), the fair values of the Company's stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three months ended June 28, 2026, the Company granted 168,088 time-vesting stock options (350,665 in the three months ended June 29, 2025). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

For the three months ended		June 28 2026		June 29 2025
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	1,067,391	$40.49	994,599	$35.87
Granted	168,088	41.30	350,665	40.32
Exercised (i)	(18,449)	28.05	(18,845)	22.63
Forfeited	(6,157)	42.24	(23,158)	47.76
Stock options outstanding, end of period	1,210,873	$40.78	1,303,261	$37.05
Stock options exercisable, end of period, time-vested options	192,224	$38.29	678,342	$31.45

(i) For the three months ended June 28, 2026, the weighted average share price at the date of exercise was $40.72 (June 29, 2025 - $41.40).

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

For the three months ended	June 28 2026	June 29 2025
Weighted average risk-free interest rate	3.09%	2.90%
Dividend yield	0%	0%
Weighted average expected volatility	38%	37%
Weighted average expected life	4.75 years	4.75 years
Number of stock options granted: Time-vested	168,088	350,665
Weighted average exercise price per option	$ 41.30	$ 40.32
Weighted average value per option: Time-vested	$ 15.24	$ 14.53

Restricted Share Unit Plan:
During the three months ended June 28, 2026, the Company granted 175,319 time-vesting restricted share units ("RSUs"), (nil in the three months ended June 29, 2025) and 124,049 performance-based RSUs, (nil in the three months ended June 29, 2025). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income (loss) with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At June 28, 2026, 1,109,180 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested (March 31, 2026 - 1,109,180 shares). Subsequent to June 28, 2026, 66,339 shares were purchased for $2,589 and placed in the trust. The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

Deferred Stock Unit Plan:
During the three months ended June 28, 2026, the Company granted 58,354 units (three months ended June 29, 2025 - 49,001 units). During the three months ended June 28, 2026, 222,898 units were redeemed for $9,647 (June 29, 2025 - no units). The Deferred Stock Unit ("DSU") liability is revalued at each reporting date based on the change in the Company's stock price. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income (loss). As at June 28, 2026, the value of the outstanding liability related to the DSUs was $10,858 (March 31, 2026 - $19,168). The DSU liability is revalued at each reporting date based on the change in the Company's stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income (loss) in the period of change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	June 28 2026	June 29 2025
Stock options	$1,075	$691
RSUs	3,317	3,636
DSUs	1,665	4,112
	$6,057	$8,439

16. COMMITMENTS AND CONTINGENCIES

Minimum purchase obligations as at	June 28 2026
Less than one year	$351,936
One - two years	21,931
Two - three years	2,371
Three - four years	340
Four - five years	58
More than five years	61
$376,697

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at June 28, 2026, the total value of outstanding letters of credit was approximately $270,465 (March 31, 2026 - $283,871).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

17. SEGMENTED DISCLOSURE

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.
Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	June 28, 2026
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$44,744	$66,958	$80,400
United States	21,209	78,198	404,299
Germany	23,311	51,857	44,963
Italy	35,891	50,861	131,767
Other Europe	17,830	9,145	26,417
Other	2,791	3,013	4,411
Total Company	$145,776	$260,032	$692,257

As at	March 31, 2026
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$41,073	$66,059	$81,747
United States	23,027	79,427	403,402
Germany	25,264	52,814	46,079
Italy	35,927	49,204	132,706
Other Europe	18,539	9,403	35,095
Other	3,224	2,884	5,181
Total Company	$147,054	$259,791	$704,210

Revenues from external customers for the three months ended	June 28 2026	June 29 2025
Canada	$62,051	$30,647
United States	304,074	317,847
Germany	54,469	78,700
Italy	29,103	27,714
Other Europe	147,689	152,594
Other	96,335	129,218
Total Company	$693,721	$736,720

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
For the three months ended June 28, 2026, the Company had revenues from a single customer that amounted to 12.7% of total consolidated revenues (three months ended June 29, 2025 - no revenues from a single customer amounted to 10% or more).

18. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

For the three months ended	June 28 2026	June 29 2025
Revenues from construction contracts	$359,207	$421,508
Services rendered	182,826	164,105
Sale of goods	151,688	151,107
Total Company	$693,721	$736,720

(b) Disaggregation of revenue from contracts with customers:

Revenues by market for the three months ended	June 28 2026	June 29 2025
Life Sciences	$345,934	$378,754
Industrial & Consumer	175,565	184,075
Food & Beverage	116,966	138,455
Energy	55,256	35,436
Total Company	$693,721	$736,720

Timing of revenue recognition based on transfer of control for the three months ended	June 28 2026	June 29 2025
Goods and services transferred at a point in time	$151,688	$151,107
Goods and services transferred over time	542,033	585,613
Total Company	$693,721	$736,720

(c) Contract balances:

As at	June 28 2026	March 31 2026
Trade receivables	$498,366	$504,577
Contract assets	447,137	436,847
Contract liabilities	(299,115)	(307,306)
Unearned revenue (i)	(72,587)	(93,713)
Net contract balances	$573,801	$540,405

(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

Included in the March 31, 2026 net contract asset balance is an impairment charge relating to the reorganization of the Company's Transportation business, along with other costs from the reorganization, which resulted in an increase to cost of revenues of $28,600.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
19. NET FINANCE COSTS

For the three months ended	Note	June 28 2026	June 29 2025
Interest expense		$19,376	$24,227
Interest on lease liabilities	6	1,840	1,550
Interest income		(497)	(136)
		$20,719	$25,641

20. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share
Earnings (loss) per common share is calculated by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings (loss) per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	June 28 2026	June 29 2025
Weighted average number of common shares outstanding	98,116,984	97,673,773
Dilutive effect of RSUs	271,931	222,718
Dilutive effect of performance-based RSUs	7,923	222,601
Dilutive effect of stock option conversion	32,744	166,516
Diluted weighted average number of common shares outstanding	98,429,582	98,285,608

For the three months ended June 28, 2026, stock options to purchase 300,460 common shares, 64 RSUs, and nil performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings (loss) per share as they are anti-dilutive (706,045 common shares, nil RSUs and 141,346 performance-based RSUs were excluded for the three months ended June 29, 2025).

21. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended	June 28 2026	June 29 2025
Accounts receivable	$12,998	$196,880
Income tax receivable	(4,566)	15,972
Contract assets	(10,290)	(56,769)
Inventories	(9,653)	9,713
Deposits, prepaids and other assets	(2,612)	(22,026)
Accounts payable and accrued liabilities	(16,474)	(32,867)
Income tax payable	(5,632)	7,592
Contract liabilities	(8,191)	(7,485)
Provisions	(2,411)	(2,999)
Foreign exchange and other	1,210	7,323
Total change in non-cash working capital	$(45,621)	$115,334